




06003709

SECUR____ ____ION

Washington, D.C. 20549

AB 2/28/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05___ AND ENDING___12/31/05___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Capital Group, Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

225 Water Street, Suite 1250
(No. and Street)

Jacksonville   Florida   32202
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Donald Wiggins   (904) 354-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harbeson, Beckerleg & Fletcher
(Name – *if individual, state last, first, middle name*)

637 Park Street   Jacksonville   Florida   32204
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 17 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___C. Donald Wiggins_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Heritage Capital Group, Inc._____, as

of ___December 31_____, 20 _05___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

> KATHLEEN J. CHRISTOFFERSON
> MY COMMISSION # DD416049
> EXPIRES: July 09, 2009
> 1-800-3-NOTARY   FL. Notary Discount Assoc. Co.

_____
Signature

___Notary Public___

President
_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

<u>HERITAGE CAPITAL GROUP, INC.</u>

<u>ANNUAL AUDITED REPORT</u>

<u>PURSUANT TO RULE 17a-5 OF</u>

<u>THE SECURITIES AND EXCHANGE COMMISSION</u>

<u>DECEMBER 31, 2005</u>

HARBESON, BECKERLEG & FLETCHER
CERTIFIED PUBLIC ACCOUNTANTS

HARBESON, BECKERLEG & FLETCHER
CERTIFIED PUBLIC ACCOUNTANTS
637 PARK STREET
JACKSONVILLE, FLORIDA 32204
(904) 356-6023
TELECOPIER (904) 353-5836

E. COBB HARBESON
JOHN C. FLETCHER, JR.
RAYMOND Z. BATEH
M. RONALD HARGRAVES, JR.

MEMBERS OF
THE AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
THE FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

February 8, 2006

To the Board of Directors and Stockholder of
Heritage Capital Group, Inc.

We have audited the accompanying statement of financial condition of Heritage Capital Group, Inc. (an S corporation) as of December 31, 2005, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Capital Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Heritage Capital Group, Inc.	N 3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __12/31/05__ [99]
SEC FILE NO. __50519__ [98]

Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 44,713	200			$ 44,713	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	15,775	600	15,775	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	76,504	424				
E. Spot commodities		430			76,504	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	1,527	680	1,527	920
11. Other assets		535	7,823	735	7,823	930
12. TOTAL ASSETS	$ 121,217	540	$ 25,125	740	$ 146,342	940

OMIT PENNIES

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Heritage Capital Group, Inc.   as of ___12/31/05___

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable.....................	$ [1045]	$ [1255] $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account..................	[1114]	[1315]	[1560]
B. Other............................	12,305 [1115]	[1305]	12,305 [1540]
15. Payable to non-customers................	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value....................		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	81,162 [1205]	[1385]	81,162 [1685]
18. Notes and mortgages payable:			
A. Unsecured.........................	[1210]		[1690]
B. Secured...........................	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value:... from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value........		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 93,467 [1230]	$ [1450]	$ 93,467 [1760]

Ownership Equity

21. Sole proprietorship	$	[1770]
22. Partnership (limited partners .... $ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	100	[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings	52,775	[1794]
E. Total	52,875	[1795]
F. Less capital stock in treasury .... (		[1796]
24. TOTAL OWNERSHIP EQUITY	$ 52,875	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 146,342	[1810]

See Independent Auditor's Report and Notes to Financial Statements.

OMIT PENNIES

BROKER OR DEALER	Heritage Capital Group, Inc.

For the period (MMDDYY) from <u>01/01/05</u> |3932| to <u>12/31/05</u> |3933|

Number of months included in this statement   <u>12</u> |3931|

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange..................$ |3935|
   b. Commissions on listed option transactions .... |3938|
   c. All other securities commissions .... |3939|
   d. Total securities commissions .... |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... |3945|
   b. From all other trading .... |3949|
   c. Total gain (loss) .... |3950|
3. Gains or losses on firm securities investment accounts .... 9,173 |3952|
4. Profit (loss) from underwriting and selling groups .... |3955|
5. Revenue from sale of investment company shares .... |3970|
6. Commodities revenue .... |3990|
7. Fees for account supervision, investment advisory and administrative services .... |3975|
8. Other revenue .... 300,319 |3995|
9. Total revenue ....$ 309,492 |4030|

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ....$ |4120|
11. Other employee compensation and benefits .... |4115|
12. Commissions paid to other broker-dealers .... |4140|
13. Interest expense .... |4075|
   a. Includes interest on accounts subject to subordination agreements .... |4070|
14. Regulatory fees and expenses .... 2,295 |4195|
15. Other expenses .... 346,426 |4100|
16. Total expenses ....$ 348,721 |4200|

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)............................$ (39,229) |4210|
18. Provision for Federal income taxes (for parent only) .... |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... |4222|
   a. After Federal income taxes of .... |4238|
20. Extraordinary gains (losses) .... |4224|
   a. After Federal income taxes of .... |4239|
21. Cumulative effect of changes in accounting principles .... |4225|
22. Net income (loss) after Federal income taxes and extraordinary items ....$ (39,229) |4230|

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items...................$ N/A |4211|

See Independent Auditor's Report and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2005

	Common Stock	Retained Earnings	Total
Balance at December 31, 2004	$100	$116,600	$116,700
Net loss	-	(39,229)	(39,229)
Distributions	-	(24,596)	(24,596)
Balance at December 31, 2005	$100	$ 52,775	$ 52,875

See Independent Auditor's Report and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$(39,229)
Adjustments to reconcile net loss to net	
cash provided by operating activities:	
Depreciation	1,096
Unrealized gain on marketable securities	(9,173)
Decrease in receivables	34,822
Increase in accounts payable and accrued expenses	39,742
Increase in other liabilities	14,001
Net cash provided by operating activities	41,259
Cash flows from investing activities:	
Purchase of marketable securities	(1,701)
Loan to stockholder	(10,000)
Net cash used for investing activities	(11,701)
Cash flows from financing activities:	
Distributions to stockholder	(24,596)
Net cash used for financing activities	(24,596)
Net increase in cash and cash equivalents	4,962
Cash and cash equivalents, beginning of year	39,751
Cash and cash equivalents, end of year	$ 44,713

See Independent Auditor's Report and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Note 1 - Nature of Operations:

Heritage Capital Group, Inc. (the Company) is a licensed broker-dealer engaged primarily in providing consulting services related to mergers and acquisitions of commercial businesses. The Company also acts as a broker of mutual funds to 401(k) plans, other institutions and high net-worth clients.

Note 2 - Summary of Significant Accounting Policies:

Revenue Recognition
Consulting income is recorded as earned when the services are rendered. Commission income related to mergers and acquisitions is recorded upon the closing of the transaction.

Accounts Receivable
The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Marketable Securities
The Company's investments in marketable securities are reported at fair value, and unrealized gains and losses are included in net earnings.

Property and Depreciation
Office furniture and equipment are recorded at cost. Depreciation of office furniture and equipment is provided using accelerated methods over the estimated useful lives of the assets.

Income Taxes
Effective January 1, 1999, the Company elected S corporation status under the Internal Revenue Code. Accordingly, the Company incurs no income tax obligations and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal income tax return of the stockholder and are taxed depending on his personal tax strategies. The Company uses the cash basis of accounting for income tax purposes and the accrual basis for financial statement purposes.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

See Independent Auditor's Report.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements:

Pursuant to the Securities Exchange Act of 1934, the Company, as a registered broker-dealer, is required to maintain a minimum net capital, as defined under such provisions. Regulatory agencies are empowered to restrict the Company's business activities should its net capital ratio, as defined, exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $16,274 and a net capital requirement of $6,231. The Company's net capital ratio was 5.74 to 1 at December 31, 2005. Accordingly, the Company was in compliance with its net capital requirements at December 31, 2005.

Note 4 - Furniture and Equipment:

Furniture and equipment are summarized as follows:

	Use Life	
Office and computer equipment	5-7	$30,049
Furniture and fixtures	5-7	6,761
		36,810
Less accumulated depreciation		35,283
		$ 1,527

Depreciation totaled $1,096 for the year ended December 31, 2005.

Note 5 - Related Party Transactions:

The Company has an agreement with Business Valuation, Inc. (BVI), a corporation wholly owned by the Company's stockholder, in which each company shares rent and other occupancy costs related to its common office space. The Company also, at times, incurs certain expenses related to certain BVI analysts providing subcontractor services. Under the agreement, however, the Company is relieved of its share of these costs if such payment would result in the Company's net capital falling below 120% of its minimum requirement under SEC Rule 15c3-1 (See Note 3).

See Independent Auditor's Report.

Rent expense incurred under the agreement totaled $41,561 for the year ended December 31, 2005. None of the rent or other shared office expenses were forgiven under its agreement with BVI for the year ended December 31, 2005. However, during the year ended December 31, 2005, certain subcontractor services provided by BVI to the Company totaling $34,103 were not recorded as an expense, since the effect of the accrual would have resulted in net capital falling below the minimum requirement. At December 31, 2005, the Company owed BVI $61,991 for rent, shared office costs and analysts' subcontractor expenses not yet reimbursed, which is included in accounts payable and accrued expenses.

On May 4, 2005, the Company loaned $10,000 to its sole stockholder. The unsecured note bears interest at 2.5% per annum, payable quarterly, and is due upon demand.

Note 6 - Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high quality financial institutions. Generally, the Company does not require collateral on its customer receivables since it has never experienced, nor does it anticipate, future nonperformance by any of its customers.

For the year ended December 31, 2005, commissions related to a merger and acquisition transaction from one of the Company's clients accounted for approximately 15% of total revenues. In addition, consulting income from two other clients comprised of 24% of total revenues.

See Independent Auditor's Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Heritage Capital Group, Inc.	as of	12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition. . . . . $	52,875	3480
2.	Deduct ownership equity not allowable for Net Capital . . . . .₁₉(	)	3490
3.	Total ownership equity qualified for Net Capital	52,875	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.		3520
	B. Other (deductions) or allowable credits (List).		3525
5.	Total capital and allowable subordinated liabilities. . . . . $	52,875	3530
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 25,125 3540		
	B. Secured demand note deficiency 3590		
	C. Commodity futures contracts and spot commodities-		
	proprietary capital charges. 3600		
	D. Other deductions and/or charges 3610 (25,125)	3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net capital before haircuts on securities positions . . . . .₂₀ $	27,750	3640
9.	Haircuts on securities (computed, where applicable,		
	pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments . . . . $ 3660		
	B. Subordinated securities borrowings. 3670		
	C. Trading and investment securities:		
	1. Exempted securities. . . . . .₁₈ 3735		
	2. Debt securities 3733		
	3. Options 3730		
	4. Other securities 11,476 3734		
	D. Undue Concentration 3650		
	E. Other (List) 3736 (11,476)	3740
10.	Net Capital . . . . $	16,274*	3750

OMIT PENNIES

```
*    Reconciliation of Company's computation of net
     capital to auditor's computation of net capital:
       Net capital, as reported in Company's Part IIA
         (unaudited) FOCUS report                    $        34,712
       Audit adjustments:
         To record additional accrued expenses
           and other liabilities                             (18,438)
       Net capital above                             $        16,274
```

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Heritage Capital Group, Inc.	as of	12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $	6,231	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		
of subsidiaries computed in accordance with Note (A) .... $	5,000	3758
13. Net capital requirement (greater of line 11 or 12) .... $	6,231	3760
14. Excess net capital (line 10 less 13) .... $	10,043	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... $	6,927	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition.......................... $	93,467	3790
17. Add:		
A. Drafts for immediate credit.......................... $		3800
B. Market value of securities borrowed for which no equivalent		
value is paid or credited.......................... $		3810
C. Other unrecorded amounts (List).......................... $	3820	$	3830
19. Total aggregate indebtedness .... $	93,467	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10).......................... %	574.3	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d).......................... %	176.8	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits.......................... $	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A).......................... $		3880
24. Net capital requirement (greater of line 22 or 23) .... $		3760
25. Excess net capital (line 10 less 24) .... $		3910
26. Net capital in excess of:		
5% of combined aggregate debit items or $120,000 .... $	N/A	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Heritage Capital Group, Inc.

For the period (MMDDYY) from 01/01/05   to 12/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 116,700	4240
A. Net income (loss)			(39,229)	4250
B. Additions (Includes non-conforming capital of	$	4262		4260
C. Deductions (Includes non-conforming capital of	$ 24,596	4272	(24,596)	4270
2. Balance, end of period (From item 1800)			$ 52,875	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ N/A	4330

OMIT PENNIES

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Heritage Capital Group, Inc.	as of 12/31/05

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
    which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ▼ _____ 4335		4570
D. (k) (3)—Exempted by order of the Commission		4580

**Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.**

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
▼ 4600	4601	4602	4603	4604	4605
▼ 4610	4611	4612	4613	4614	4615
▼ 4620	4621	4622	4623	4624	4625
▼ 4630	4631	4632	4633	4634	4635
▼ 4640	4641	4642	4643	4644	4645
▼ 4650	4651	4652	4653	4654	4655
▼ 4660	4661	4662	4663	4664	4665
▼ 4670	4671	4672	4673	4674	4675
▼ 4680	4681	4682	4683	4684	4685
▼ 4690	4691	4692	4693	4694	4695

TOTAL $ ▼   N/A   4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See Independent Auditor's Report and Notes to Financial Statements.

HARBESON, BECKERLEG & FLETCHER
CERTIFIED PUBLIC ACCOUNTANTS
637 PARK STREET
JACKSONVILLE, FLORIDA 32204
(904) 356-6023
TELECOPIER (904) 353-5836

E. COBB HARBESON
JOHN C. FLETCHER, JR.
RAYMOND Z. BATEH
M. RONALD HARGRAVES, JR.

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5**

MEMBERS OF
THE AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
THE FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 8, 2006

To the Board of Directors and Stockholder of
Heritage Capital Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Heritage Capital Group, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by Rule 17a-13 and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HARBESON, BECKERLEG & FLETCHER
CERTIFIED PUBLIC ACCOUNTANTS